FANCAMP EXPLORATION LTD.

QUARTERLY REPORT

FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 2002

Prepared By Management
December 5, 2002

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: X **Schedule A**
X **Schedule B & C**

ISSUER DETAILS:

Name of Issuer:	Fancamp Exploration Ltd.
Issuer's Address:	7290 Gray Avenue Burnaby, British Columbia, V5J 3Z2
Issuer's Telephone and Fax	Tel: 604-434-8829 Fax: 604-434-8823
Contact Person:	Debra Chapman
Contact's Position:	Director and Secretary
Contact Telephone Number:	604-434-8829
Contact Email Address	dchapman@axion.net
Web Site Address	N/A
For Quarter Ended:	October 31, 2002
Date of Report:	December 5, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Peter Smith	**December 5, 2002**
Name of Director	**Date Signed**
Debra Chapman	**December 5, 2002**
Name of Director	**Date Signed**

c:\fnm\qrt\1002schb.doc

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS
For the six months ended October 31, 2002
(Unaudited - prepared by management)

Contents

Balance Sheet	1
Statement of Operations	2
Statement of Cash Flows	3
Schedule of Mineral Property Costs Deferred	4
Schedule of Mineral Property Costs Deferred	5
Notes	6

FANCAMP EXPLORATION LTD.

BALANCE SHEET

(Unaudited - Prepared by Management)

October 31, 2002

	October 31 2002	April 30 2002
Assets		
Current		
Cash and Marketable Securities	**28,090**	13,041
Accounts Receivable	**5,380**	9,939
Accrued Mining Duty Refunds	**1,862**	1,862
Prepaid Expenses	**342**	1,367
Total Current Assets	**35,673**	26,209
Investment - South African Minerals Corporation	**142**	141
Incorporation Costs	**1,100**	1,100
Mineral Properties	**282,970**	263,906
Total Assets	**$319,885**	**$291,356**
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	**36,716**	32,007
Long-term		
Botswana Exploration Obligations	**693,900**	693,900
Deferred Quebec Mining Duties	**126,755**	126,755
Total Liabilities	**857,371**	**852,662**
Shareholders' Equity		
Capital	**5,782,584**	5,702,584
Deficit	**(6,320,070)**	(6,263,890)
Total Shareholders' Equity	**(537,486)**	(561,306)
Total Liabilities and Shareholders' Equity	**$319,885**	**$291,356**

FANCAMP EXPLORATION LTD.

STATEMENT OF OPERATIONS
(Unaudited - Prepared by Management)

For the six months ended October 31, 2002

	Three Months Ended October 31 2002	Six Months Ended October 31 2002	Three Months Ended October 31 2001	Six Months Ended October 31 2001
Revenue				
Interest Income	**0**	1	0	0
Operator Fee Income	**0**	0	0	0
Total Revenue	**$0**	**$1**	**$0**	**$0**
Expenses				
Bank and Interest Charges	**56**	301	1,391	2,375
Geological Fees	**7,500**	15,000	7,500	15,000
Legal and Accounting	**4,961**	10,611	(500)	(500)
New Project Examinations	**0**	0	0	0
Office and General	**11,347**	19,117	10,166	17,866
Transfer Agent and Listing Fees	**7,288**	11,153	8,159	9,550
Travel and Promotion	**0**	0	0	1,425
Total Expenses	**31,152**	**56,183**	**26,716**	**45,715**
Net Profit(Loss) from Operations	**($31,152)**	**($56,182)**	**($26,716)**	**($45,715)**
Gain (Loss) on Investments	**0**	**0**	**395**	**406**
Mineral Properties Written Off	**0**	**0**	**0**	**0**
Net Profit(Loss)	**($31,152)**	**($56,182)**	**($26,321)**	**($45,309)**
Deficit, Beginning of Period	**6,288,917**	6,263,888	6,201,817	6,182,829
Deficit, End of Period	**6,320,070**	6,320,070	6,228,138	6,228,138
Profit(Loss) Per Share	**(0.002)**	**(0.004)**	(0.003)	(0.005)

FANCAMP EXPLORATION LTD.

STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

For the six months ended October 31, 2002

	Three Months Ended October 31 2002	Six Months Ended October 31 2002	Three Months Ended October 31 2001	Six Months Ended October 31 2001
Operating Activities				
Profit(Loss) for the Period	**(31,153)**	(56,182)	(26,321)	(45,309)
Non-Cash Charges to Income:				
Net Change in Non-Cash Working Capital	**113**	**10,292**	19,501	37,613
Total Operating Activities	**(31,040)**	**(45,890)**	**(6,820)**	**(7,696)**
Financing Activities				
Private Placement - common shares	**60,000**	80,000	0	0
Exercise of Options	**0**	0	3,000	3,000
Total Financing Activities	**60,000**	**80,000**	**3,000**	**3,000**
Investing Activities				
Brock River	(7,379)	(7,379)	0	0
Gamache	**0**	0	0	(198)
Rasles	**0**	0	0	(110)
Sept-Isles - Mechant	**5,000**	4,800	0	(488)
St. George	**(10,840)**	(16,484)	0	5,100
Total Investing Activities	**(13,219)**	**(19,064)**	**0**	**4,304**
Change in Cash during the Period	**15,741**	**15,047**	(3,820)	(392)
Cash at Beginning of Period	**12,348**	13,041	3,997	567
Cash at End of Period	**$28,090**	**$28,090**	**$174**	**$174**

FANCAMP EXPLORATION LTD.

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED

(Unaudited - Prepared by Management)

For the three months ended October 31, 2002

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2002 Net Costs For Period	2001 Net Costs For Period
Sept-Iles - Mechant			(5,000)	**(5,000)**	0
St. George		10,840		**10,840**	0
Brock River	500	6,879			0
Rasles		0		**0**	0
Total	500	17,720	(5,000)	**13,220**	0
Cumulative Mineral Property Costs Deferred, Beginning of Period				**269,750**	297,060
Cumulative Mineral Property Costs Deferred, End of Period				**$282,970**	**$297,060**

FANCAMP EXPLORATION LTD.

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED

(Unaudited - Prepared by Management)

For the six months ended October 31, 2002

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2002 Net Costs For Period	2001 Net Costs For Period
Sept-Iles - Mechant		200	(5,000)	**(4,800)**	488
St. George		16,484		**16,484**	(5,100)
Brock River	500	6,879			
Gamache		0		**0**	198
Rasles		0		**0**	110
Total	500	23,564	(5,000)	**19,064**	(4,304)
Cumulative Mineral Property Costs Deferred, Beginning of Period				**263,906**	301,364
Cumulative Mineral Property Costs Deferred, End of Period				**$282,970**	**$297,060**

1. Continuing Operations

The Company is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development and future profitable production from or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has a working capital deficiency. These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values shown in these financial statements should the Company be unable to continue as a going concern.

The Company's ability to maintain its existence is dependent upon the continuing support of its creditors in the short term and its success in obtaining new equity financing for the settlement of liabilities.

2. Mineral Property Interests

The Company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of mineral properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is abandoned as an exploration prospect or allowed to lapse, the related costs are charged to operations in the year.

Certain of the Company's mineral properties interests are held jointly with other parties. The book value of these property interests includes only the Company's joint venture share of costs.

Deferred Quebec Mining Duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit calculated at 12% of qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years.

Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

3. **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. **Stock Based Compensation**

No compensation expense is recognized when management incentive stock options are granted. the consideration received by the Company from employees and directors on the exercise of such options is credited to share capital.

5. **Loss Per Share**

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. **Share capital**

Authorized: 50,000,000 common shares with no par value

Issued:

	2002		2001	
	Number	Amount	Number	Amount
Balance, beginning of year	12,617,981	$5,702,584	9,255,822	$5,301,160
Exercise of Warrants	0	0	448,000	44,800
Options Exercised	0	0	30,000	3,000
Flow Through Private Placement	0	0	1,300,000	130,000
Private Placement	1,200,000	80,000		
Settlement of Debt	0	0	1,484,159	213,624
Mineral Property Acquisition	0	0	100,000	10,000
Balance, end of period	13,817,981	$5,782,584	12,617,981	$5,702,584

During the quarter the Company completed a Private Placement of 1,000,000 common shares, at a price of $0.06 per share.

In the pervious the quarter the Company completed a Private Placement of 200,000 common shares, at a price of $0.15, with warrants attached to purchase up to an additional 200,000 common shares, at a price of $0.15 per share, if exercised on or before June 3, 2004.

In addition to the warrants mentioned above, the Company also has warrants outstanding for the purchase of up to 1,000,000 flow-through shares, at a price of $0.125 per share, exercisable up to and including November 2, 2003; and warrants to purchase up to 300,000 flow-through shares, at a price of $0.125 per share, exercisable up to and including March 13, 2004.

7. Incentive Stock Options

Outstanding at the end of the period:

Number of Shares	Exercise Price	Date Granted	Expiry Date
75,000	$0.10	Feb. 15/00	Feb. 14/05
411,500	$0.12	May 1/00	Apr. 30/05
125,000	$0.10	Aug. 1/01	Jul. 31/06
290,000	$0.10	Aug. 31/01	Aug. 30/06
145,000	$0.10	Jan. 25/02	Jan. 24/07
1,046,500			

During the period, no options were granted, re-priced, cancelled, expired or exercised.

8. Related Party Transactions

Transactions with related parties for the period comprise:

	Paid - 6 months ended October 31, 2002
Professional geological fees paid to a director	$22,676
Administration fees paid to directors (2)	$11,100

FANCAMP EXPLORATION LTD.

SCHEDULE "B" SUPPLEMENTARY INFORMATION

1. **Analysis Of Expenses And Deferred Costs**

   See "Schedule Of Mineral Property Costs Deferred for the three and six month periods ended October, 31, 2002 attached hereto as part of Schedule "A".

2. **Related Party Transactions**

   See Note 8 of Financial Statements for the six months ended October 31, 2002, attached hereto as part of Schedule "A".

3. **Summary Of Securities Issued And Options Granted During The Period**

   See Note 6 of Financial Statements for the three and six month periods ended October 31, 2002, attached hereto as part of Schedule "A".

4. **Summary Of Securities As At The End Of The Reporting Period**

   See Note 6 of Financial Statements for the three and six month periods ended October 31, 2002, attached hereto as part of Schedule "A".

FANCAMP EXPLORATION LTD.

SCHEDULE "C" MANAGEMENT DISCUSSION

Activity in this quarter has been confined to prospecting and soil sampling on the Company's properties near the Freewest Resources Canada Inc.'s gold discoveries at Clarence Stream in southeastern New Brunswick. Flow through financing for more substantial exploration programs on these properties has not been completed.

Ressources Appalache Inc. of Rimouski, Quebec plans to spend $262,800 on exploration on the Company's Lac Mechant Ni Cu Co prospect, 40 km NE of Sept-Iles on Quebec's North Shore. The extend of this program will depend on the success of their fund raising currently in progress, and announced in a news release Nov 4 last.

The Company's remaining properties remain idle, but in good standing, and the Company continues to seek out favorable opportunities.

Directors and Officers

Peter H. Smith	President and Director
Debra Chapman	Secretary and Director
Gilles Dubuc	Director
Micheal Sayer	Director
Taylor Cahill	Director

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172